Anglo Irish Bank Corporation plc

Stephen Court
18/21 St Stephen's Green
Dublin 2
Ireland

Tel: +353 1 6162000
Telex: 91734 SWIFT: AngoIE2D
Website: www.angloirishbank.ie

Fax: Banking +353 1 6618408/6616753
Fax: Treasury +353 1 6162467
Fax: Personal Deposits +353 1 6769818
Fax: Personnel +353 1 6611852

02 FEB 26 AM 8: 14

ANGLO IRISH BANK

21 December 2001

02015454

Office of International Corporate Finance,
Securities & Exchange Commission,
450 Fifth Street N.W.,
Washington D.C. 20549,
U.S.A.

**Re: Anglo Irish Bank Corporation Plc (File No. 82-3791)
12g3-2 (b) Exemption.**

SUPPL

Dear Sirs,

Please find enclosed information and/or documents furnished by Anglo Irish Bank Corporation plc (file No. 82-3791) under paragraph (b) (1) (iii) Rule 12g3-2, which information shall not be deemed "Filed" with the SEC or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934.

Yours faithfully,
ANGLO IRISH BANK

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

R. Murphy

Encl.

dw 3/7

STOCK EXCHANGE

DATE	ANNOUNCEMENT
12 November 2001	Board Appointments
21 November 2001	Declaration re Ned Sullivan
27 November 2001	Notification of Substantial Holding
28 November 2001	Final Results 2001
29 November 2001	Dealing by Director (x1)
10 December 2001	Dealing by Director / Secretary (x6)
12 December 2001	Scrip Terms - Final Dividend 2001

COMPANIES REGISTRATION OFFICE

29 November 2001	Form B5 – Return of Allotments/Companies Capital Duty 22,500 new shares.

P/908

IRISH BANK

Anglo Irish Bank Announces New Board Appointments

The Board of Anglo Irish Bank Corporation plc today (12 November 2001) announced that Mr Peter Murray will succeed Mr Tony O'Brien as Chairman when Mr O'Brien retires following the conclusion of his term of office at the Annual General Meeting in January 2002. Mr Murray has been a non-executive Director of Anglo Irish Bank since November 1993. He is a Fellow of the Institute of Chartered Accountants and is a Director of a number of companies in Ireland and overseas.

Mr O'Brien was appointed Chairman of the Board in January 1999, having joined the Board in March 1997.

The Board also announced the appointment of Mr Ned Sullivan as a non-executive Director. Mr Sullivan is the former Chief Executive of Glanbia plc and held a number of senior management positions in Grand Metropolitan plc.

Mr William McCann, a non-executive Director who joined the Board in October 1998, retires following the conclusion of his term of office.

Commenting on the Board changes Mr Sean Fitzpatrick, Group Chief Executive, said: "*We are very grateful for the significant contributions made by both Tony O'Brien and Billy McCann to the Board of the Bank. Their stewardship and counsel has been invaluable as the Bank has grown and prospered. We are pleased to have a successor the calibre of Peter Murray to assume the role of Chairman when Tony retires from the Board in January. We are also pleased to welcome Ned Sullivan to the Board. Ned's experience and expertise will undoubtedly benefit the Bank and we look forward to his contribution.*

-ends-

For information, please contact:

Sean FitzPatrick
Group Chief Executive
Anglo Irish Bank Corporation plc
Tel: +3531 616 2000

21 November 2001

Company Announcements Office,
The Stock Exchange,
28 Anglesea Street,
Dublin 2.

Re: Ned Sullivan - Paragraph 16.4 Notification
AVS No: 646233

Dear Sir,

In compliance with paragraph 16.4 of the Listing Rules, I now confirm the following information in relation to Mr. Ned Sullivan who was appointed to the Board of Directors of the Bank on 12 November 2001. The information which follows is in addition to that already disclosed to the Stock Exchange on 12 November 2001.

In relation to paragraph 16.4 (a):

A list of the Directorships of Mr. Ned Sullivan is attached.

In relation to paragraph 16.4 (b) [the details required by paragraph 6.F.2 (b) to (g)]:

There are no further details under paragraph 6.F.2 (b) to (g) to be disclosed in respect of Mr. Ned Sullivan.

Yours faithfully,
ANGLO IRISH BANK

R. Murphy
Group Secretary

DIRECTORSHIPS - EDMOND FRANCIS SULLIVAN

Current Directorships

Company Name	Registration Number	Incorporated	Principal Activity	Appointed	Cessed
Glanbia plc	129933	Ireland	Dairy	4 Jan 99	

Past Directorships

Company Name	Registration Number	Incorporated	Principal Activity	Appointed	Cessed
Athenian Distillers - Ioannis Kaloyannis AE	2554/02/b/86179	Greece	Spirits	3 Jul 95	18 Aug 97
Better brands Ltd A/S	29072	Denmark	Spirits	21 Sep 95	30 Sep 96
Cinzano Belgium S.A. NV	4829	Belgium	Spirits	25 Sep 95	13 Mar 97
Datong Company	212660	Ireland	Dairy	31 Mar 99	29 Sep 00
Dubliner Wines & Spirits Ltd	210387	Ireland	Spirits	10 Dec 93	2 Sep 96
Express Foods Group Ireland Ltd	22854	Ireland	Dairy	27 Sep 94	2 Sep 96
Gilbeys of Ireland Sales Ltd	112294	Ireland	Spirits	1 Jul 92	2 Sep 96
Glanbia Co-Operative Society Ltd	4928R	Ireland	Dairy	13 Apr 99	29 Jun 01
Glanbia Financial Services	221989	Ireland	Finance	31 Mar 99	29 Jun 01
Glanbia Foods Society Ltd	4964R	Ireland	Dairy	31 Mar 99	29 Jun 01
Glanbia Ingredients Society Ltd	4463R	Ireland	Dairy	31 Mar 99	29 Jun 01
Ingredientsnet.com (Holdings) Ltd	323104	Ireland	Dairy	24 May 00	29 Jun 01
Ingredientsnet.com Ltd	319872	Ireland	Dairy	24 May 00	29 Jun 01
International Distillers & Vintners IDB AB	556534-4172	Sweden	Spirits	5 Dec 96	16 Jan 98
International Distillers (India) Ltd	11-80795	India	Spirits	26 Jun 97	18 Mar 98
International Distillers & Vintners Middle East Sal	469	Lebanon	Spirits	11 Apr 97	2 Nov 98
International Distillers Korea Co Ltd		South Korea	Spirits	4 Mar 97	27 May 98
International Distillers Philippines Inc	146920	Philippines	Spirits	30 Apr 97	30 Jun 98
J.J. O'Darby Ltd	19915	Ireland	Spirits	7 Oct 91	2 Sep 96
Lamington Company	158790	Ireland	Spirits	13 May 94	2 Sep 96
N. Kaloyannis Bros AEBE	5083/02/b/86145	Greece	Spirits	3 Jul 95	18 Aug 97
Nangor Holdings	96977	Ireland	Spirits	13 May 94	2 Sep 96
R & J Emmet Ltd	67936	Ireland	Spirits	7 Oct 91	2 Sep 96
R & J Emmet (USA) Inc		USA	Spirits	5 Oct 96	30 Jun 98
R & A Bailey & Co.	49185	Ireland	Spirits	1 Nov 84	9 Jan 98

R & A Bailey Ltd	210386	Ireland	Spirits	10 Dec 93	2 Sep 96
S&E&A Metaxa ABE	6268/02/b/86153	Greece	Spirits	3 Jul 95	18 Aug 97
Schmid & Gassier S.A.		Switzerland	Spirits	22 Sep 95	18 Mar 98
Selviac Nederland B.V.	33158816	Netherlands	Spirits	1 Jul 94	1 Jul 95
Sileno Sociedade Distribuidora de Bebidas Limitada	500247803	Portugal	Spirits	1 Nov 94	30 Jun 98
Swift & Moore PTY Ltd	000 064 086	Australia	Spirits	15 Jul 97	30 Jun 98
Thomas Sheridan & Sons Ltd	210388	Ireland	Spirits	10 Dec 93	2 Sep 96
UDV Ireland Group	74337	Ireland	Spirits	1 Apr 88	9 Jan 98
UDV Operations Ireland Ltd	17306	Ireland	Spirits	1 Aug 90	2 Sep 96
United Distillers & Vintners (HP) Ltd	507652	England	Spirits	1 May 97	30 Jun 98
United Distillers & Vintners Belgium NV	327.651	Belgium	Spirits	1 Oct 95	13 Mar 97
United Distillers & Vintners Netherland B.V.	30048592	Netherlands	Spirits	1 Oct 95	28 Feb 97
United Distillers & Vintners S.A.	2393	Switzerland	Spirits	14 Nov 95	18 Mar 98
Vasilis Kaloyannis Distilleries-Touristic Business AS	8248/02/b/86260	Greece	Spirits	5 Jul 95	18 Aug 97

Bank of Ireland
Asset Management

BANK OF IRELAND
ASSET MANAGEMENT
LIMITED
26 FITZWILLIAM PLACE
DUBLIN 2
TELEPHONE 01 661 6433
FAX 01 661 6688

DATE: **November 26th, 2001**

Company Secretary,
Anglo Irish Bank plc,
Stephens Court,
18/21 St Stephens Green,
Dublin 2.

Notification of Transactions in Shares of Public Limited Companies

Dear Sir,

I refer to Chapter 2 of Part IV of the Companies Act 1990 which requires disclosure, by a person who acquires an interest in 5% or more of the issued Share Capital of a public limited company, to that company of the holding. Subsequent transactions which change the percentage holding by a whole number must also be notified.

In this regard I am to notify you of the following holding(s):

No. of Shares Held	% of Issued Share Capital after transaction
18,047,239.00	5 %

The shares are registered in the name of Bank of Ireland Nominees Limited, as registered owner only, on behalf of a range of clients who are each the beneficial owner of a portion of the shareholding.

Yours sincerely,

ANGLO IRISH BANK RECEIVED 27 NOV 2001 CORPORATION plc

JUSTIN GIBLIN
Compliance Unit
A03LMD02

ANGLO IRISH BANK

Preliminary Results for the Year to 30th September 2001

HIGHLIGHTS

Anglo Irish Bank today (Wednesday 28th November 2001) published its preliminary statement for the year to 30th September 2001.

- Pre-tax profits up 46% to €194.8 million (2000: €133.6 million)
- Earnings per share up 41% to 41.92c (2000: 29.73c)
- Total assets of €15.757 billion (2000: €11.047 billion)
- Return on shareholders' funds 31% (up from 29% in 2000)
- Cost income ratio down to 30%
- Total dividend proposed 10.44c (up 20% on 2000)

Commenting on the results, Mr, Sean FitzPatrick, Group Chief Executive, said:

"These results are excellent and they highlight the success of our consistent strategy of providing bespoke banking services in clearly defined markets.

The Bank's strong performance reflects growth in all our operations. This has been achieved without margin dilution, or any lessening in our stringent credit criteria. We continue to adopt a very prudent approach to provisioning.

The benefits of our focused strategy will continue to be seen in the more uncertain economic environment that we have now entered. I am confident that the bank is well placed as a result of this strategy to increase market share and to achieve further growth in the year ahead."

-ends-

For reference:

Sean FitzPatrick, Group Chief Executive
Willie McAteer, Group Finance Director
Ronan White, Head of Corporate Communications
Anglo Irish Bank
Tel: (01) 616 2000

Billy Murphy
Drury Communications
Tel: (01) 260 5000

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the Year Ended 30 September 2001

	Notes	2001 €m	2000 €m
Interest Receivable and Similar Income			
Interest Receivable and Similar Income arising from			
Debt Securities and other Fixed Income Securities		**41.9**	41.5
Other Interest Receivable and Similar Income		**905.8**	693.2
Interest Payable and Similar Charges		**(678.2)**	(529.5)
Net Interest Income		**269.5**	205.2
Other Income			
Fees and Commissions Receivable		**107.3**	69.7
Fees and Commissions Payable		**(7.9)**	(6.7)
Dealing Profits		**6.3**	2.6
Other Operating Income		**7.4**	2.6
Total Income		**382.6**	273.4
Operating Expenses			
Administrative Expenses	2	**109.6**	83.8
Depreciation and Goodwill Amortisation		**8.3**	5.0
Provisions for Bad and Doubtful Debts - Specific	9	**14.4**	15.7
- General	9	**55.3**	35.3
Amounts Written Off Fixed Asset Investments		**0.2**	-
		187.8	139.8
Group Profit on Ordinary Activities Before Taxation	3	**194.8**	133.6
Taxation on Profit on Ordinary Activities	4	**(47.4)**	(24.7)
Group Profit on Ordinary Activities After Taxation		**147.4**	108.9
Non-Equity Minority Interest - Preference Dividends	27	**(23.3)**	(25.0)
Group Profit Attributable to Ordinary Shareholders	5	**124.1**	83.9
Dividends	6	**(31.6)**	(24.6)
Group Profit Retained for Year		**92.5**	59.3
Scrip Dividends	6	**6.7**	5.1
Renominalisation of Share Capital	28	**-**	(0.8)
Group Profit Brought Forward		**186.1**	122.5
Group Profit Carried Forward		**285.3**	186.1
Basic Earnings Per Share	7	**41.92 c**	29.73 c
Diluted Earnings Per Share	7	**40.70 c**	29.07 c
Dividends Per Ordinary Share	6	**10.44 c**	8.70 c

All gains and losses have been recognised in the profit and loss account and arise from continuing operations.

The notes on pages 31 to 82 form part of these financial statements.

Directors: Anthony O'Brien, Sean FitzPatrick, Peter Murray. **Secretary:** Ronan Murphy.

ANGLO IRISH BANK CORPORATION plc

CONSOLIDATED BALANCE SHEET
As at 30 September 2001

	Notes	2001 €m	2000 €m
Assets			
Loans and Advances to Banks	8	**3,386.7**	2,213.2
Loans and Advances to Customers	9	**10,952.0**	7,793.5
Securitised Assets	10	**569.6**	510.5
Less: Non -Returnable Proceeds	10	**(546.3)**	(472.8)
		23.3	37.7
Debt Securities	11	**943.5**	737.5
Equity Investment Shares	12	**1.3**	0.5
Own Shares	13	**5.3**	4.0
Intangible Fixed Assets - Goodwill	15	**64.1**	3.0
Tangible Fixed Assets	16	**29.1**	22.7
Other Assets	17	**36.4**	36.8
Prepayments and Accrued Income		**260.4**	198.4
		15,702.1	11,047.3
Life Assurance Assets Attributable to Policyholders	18	**55.6**	-
Total Assets		**15,757.7**	11,047.3
Liabilities			
Deposits by Banks	19	**3,763.8**	2,452.4
Customer Accounts	20	**8,862.3**	6,471.5
Debt Securities in Issue	21	**1,217.4**	928.4
Proposed Dividends	6	**20.8**	15.8
Other Liabilities	22	**56.3**	35.5
Accruals and Deferred Income		**220.1**	181.7
Provisions for Liabilities and Charges	23	**4.8**	12.5
		14,145.5	10,097.8
Capital Resources			
Subordinated Liabilities	25	**476.6**	328.7
Perpetual Capital Securities	26	**318.3**	-
Non-Equity Minority Interest - Preference Shares	27	**288.1**	293.6
		1,083.0	622.3
Called Up Share Capital	28	**97.9**	91.1
Share Premium Account	29	**89.5**	49.1
Other Reserves	30	**0.9**	0.9
Profit and Loss Account	31	**285.3**	186.1
Total Shareholders' Funds (All Equity Interests)		**473.6**	327.2
Total Capital Resources		**1,556.6**	949.5
		15,702.1	11,047.3
Life Assurance Liabilities Attributable to Policyholders	18	**55.6**	-
Total Liabilities and Capital Resources		**15,757.7**	11,047.3
Memorandum Items			
Contingent Liabilities			
Guarantees	32	**690.4**	491.6
Commitments			
Commitments to Lend	32	**2,088.3**	1,366.8

The notes on pages 31 to 82 form part of these financial statements.

Directors: Anthony O'Brien, Sean FitzPatrick, Peter Murray. **Secretary:** Ronan Murphy.

ANGLO IRISH BANK CORPORATION plc

CONSOLIDATED CASH FLOW STATEMENT

For the Year Ended 30 September 2001

Reconciliation of Operating Profit To Net Operating Cash Flows	Notes	2001 €m	2000 €m
Operating Profit		**194.8**	133.6
Increase in Accruals and Deferred Income		**37.9**	52.1
Increase in Prepayments and Accrued Income		**(72.1)**	(102.8)
Interest Charged on Subordinated Liabilities		**33.4**	16.3
Interest Earned on Debt Securities and other Fixed Income Securities		**(41.9)**	(41.5)
Provisions for Bad and Doubtful Debts		**69.7**	51.0
Loans and Advances Written Off Net of Recoveries		**(15.6)**	(2.2)
Depreciation and Goodwill Amortisation		**8.3**	5.0
Amounts Written Off Fixed Asset Investments		**0.2**	-
Profit on Disposal of Tangible Fixed Assets		**(0.3)**	-
Amortisation of Debt Securities		**-**	(0.1)
Net Cash Flow from Trading Activities		**214.4**	111.4
Net Increase in Deposits		**3,890.2**	2,795.4
Net Increase in Loans and Advances to Customers		**(3,145.3)**	(2,267.5)
Net Decrease/(Increase) in Loans and Advances to Banks		**79.6**	(840.0)
Net Increase in Other Liabilities		**0.5**	0.3
Net Increase in Provisions for Liabilities and Charges		**-**	0.3
Exchange Movements		**(16.2)**	38.5
Net Decrease/(Increase) in Other Assets		**0.7**	(0.4)
Net Cash Flow from Operating Activities		**1,023.9**	(162.0)
Returns on Investment and Servicing of Finance	33	**(11.9)**	3.6
Tax Paid		**(36.7)**	(19.3)
Capital Expenditure and Financial Investment	33	**(217.8)**	(46.6)
Acquisitions and Disposals	33	**(75.6)**	-
Equity Dividends Paid		**(20.0)**	(16.5)
Financing	33	**525.6**	144.3
Increase/(Decrease) in Cash	33	**1,187.5**	(96.5)

The notes on pages 31 to 82 form part of these financial statements.

Chairman's Statement

Results

I am pleased to report that in the financial year to 30September 2001, the Bank has achieved another year of very strong growth – our sixteenth consecutive year of record earnings and profit growth.

The highlights for the twelve months to 30 September 2001 were as follows: -

- Pre-tax profits increased by 46% to € 194.8m
- Attributable profit increased by 48% to € 124.1m
- Basic EPS increased by 41% to 41.92c
- Lending increased by 39%
- Deposits grew by 41%
- Cost/income ratio down to 30%

These results are excellent and can be viewed in the context of a five year compound annual growth rate of pre-tax profits of 45% and of earnings per share of 35%. During this period, the return on shareholders' funds has also grown and stood at 31% for the year ended 30 September 2001.

This growth has been achieved without margin dilution whilst maintaining stringent risk management standards and taking a very prudent approach to provisioning. The key drivers have been a strong customer service focus in clearly defined lending markets and the continued development of sources of recurring fee based income.

The strong operating performance has been reflected in a further strengthening of the balance sheet and the capital base of the Bank. Total assets were € 15.8 billion at the end of September 2001 and capital resources stood at € 1.6 billion at that date. This provides the Bank with the platform to continue growing its share of the markets in which it operates.

Dividend

The Board is recommending a final dividend of 6.84c, an increase of 22% on last year's final dividend. The total dividend for the year of 10.44c represents an increase of 20% on the previous year. The Bank's dividend is now four times covered by earnings.

It is proposed to pay the final dividend on 31 January 2002 to shareholders on the Bank's register at the close of business on 7 December 2001. Withholding tax may apply. Shareholders will again be offered the choice of new shares in lieu of the cash equivalent of their dividend.

Capital

In addition to the significant growth in internally generated capital through retained earnings in the year to 30 September 2001, the Bank has also augmented its Tier 1 capital base from a number of other sources in the course of the year. A € 42 million ordinary share placing was completed in January 2001, and in June 2001 a Stg £200 million Perpetual Capital Instrument transaction was completed.

This demonstrates the ability of the Bank to expand its Tier 1 capital base in a diversified manner that is efficient in terms of the return earned for ordinary shareholders.

The Bank's Tier 2 capital and funding requirements have been similarly augmented from a cocktail of sources over the last year. This approach has served the Bank well in terms of managing the growth over the last five years. This policy will be continued.

Rating

The Board was pleased to note the decision by Moody's, the international ratings agency in April 2001 to upgrade the Bank's long-term deposit credit rating to A3. This is in recognition of the strength and quality of our business franchise and the diversification we have achieved in our business operations.

Strategy

The success of Anglo Irish Bank is based on a clearly focussed strategy of providing bespoke banking services to niche markets. The Bank's core lending and treasury businesses have been grown organically and through selective acquisitions. The non-risk asset fee earning businesses have been developed on a green field basis, through acquisition and the recruitment of specialist teams. This strategy is reviewed on a regular basis and the Board believes that it continues to be the relevant and correct one for the Bank.

The overriding consideration of the Board and management of the Bank in growing the businesses has been the creation of shareholder value. This is reflected in the strong proprietorial culture that pervades the Bank and that has been a major contributor to its success.

What has also set the Bank apart has been the successful and consistent implementation of its chosen strategy. It has retained focus on the lending side of the business and developed a strong flow of income from its diversified fee earning operations. The acquisition of Banque Marcuard Cook & Co, a private bank in Geneva, Switzerland, in April of this year is further evidence of this successful diversification.

The benefits of the strategy will continue to be seen in the uncertain external operating environment that we have now entered. There are examples in every marketplace where banks with a clear focus outperform their universal banking competitors in more difficult markets.

Outlook

In line with the slowdown in the US economy since early 2001, the Irish economy has experienced a reduction in its growth levels compared with previous years. Economic commentators acknowledge that while the global economic outlook for 2002 is uncertain, the fundamentals for the Irish economy continue to be very strong in terms of monetary, demographic, and fiscal stimuli.

Economic indicators in the UK remain positive. The Bank's UK lending operation was set up to provide low risk geographic diversification. The UK business now accounts for 37% of the Bank's total loan book.

Your Board looks forward to 2002 with a positive perspective. The Bank has used the buoyant economic conditions of the past number of years to good effect, building strong asset quality, provisioning prudently, diversifying and broadening the geographic spread of business and, importantly, establishing a strong position in our niche markets through the consistent delivery of service oriented, bespoke banking. The benefits of this approach have clearly been demonstrated in the past and will come to the fore as the economic environment changes. Your Board is confident of another strong performance during the year ahead.

Conclusion

The Bank recently announced a number of changes in the composition of the Board, including the appointment of Peter Murray as Chairman, to take effect following my retirement at the Annual General Meeting in January 2002 on completion of my term of office. Billy McCann has retired, having concluded his term of office, and the Board announced the appointment of Ned Sullivan as a non-executive Director.

I would like to pay tribute to the contribution that Billy McCann has made to the Bank during his term of office. His broad experience of business and regulatory matters was of great value to the Board.

Ned Sullivan brings extensive domestic and international experience and expertise and I know that he will make an important contribution to the Board going forward.

For my own part, I would like to thank my fellow directors and the management and staff of the Bank for the opportunity to be part of this exciting phase of the Bank's development. I wish the incoming Chairman every success in the position and I have no doubt that he will provide strong guidance to the Bank in the coming years.

The strategy, which has enabled the Bank to develop and expand, will continue to be pursued and the Board is confident that your Bank can deliver strong earnings growth in the coming year.

Anthony O'Brien
Chairman
27 November 2001

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

02 FEB 26 AM 8:14

AVS No. 218073

All relevant boxes should be completed in block capital letters.

1. Name of company ANGLO IRISH BANK CORPORATION PLC	2. Name of director NED SULLIVAN
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest DIRECTOR NAMED AT 2 AND SPOUSE	4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) AURUM NOMINEES LIMITED 184
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) DIRECTOR NAMED AT 2 AND SPOUSE	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary. SHARE PURCHASE

7. Number of shares/amount of stock acquired 101,000	8. Percentage of issued class 0.033 %	9. Number of shares/amount of stock disposed	10. Percentage of issued class
11. Class of security 10,000 Ordinary €0.32 15,639 Ordinary €0.32 18,000 Ordinary €0.32 50,000 Ordinary €0.32 7,361 Ordinary €0.32	12. Price per share €3.90 €4.05 €4.08 €4.10 €4.12	13. Date of transaction 28 NOVEMBER 2001	14. Date company informed 29 NOVEMBER 2001

15. Total holding following this notification AURUM NOMINEES LIMITED 101,184	16. Total percentage holding of issued class following this notification 0.033 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries RONAN MURPHY (01) 616 2506

25. *Name and signature of authorised company official responsible for making this notification*

Date of notification 29 NOVEMBER 2001

R. Murphy

R. MURPHY
SECRETARY

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 262169

All relevant boxes should be completed in block capital letters.

1. Name of company ANGLO IRISH BANK CORPORATION PLC	2. Name of director WILLIAM RICHARD BARRETT
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest DIRECTOR NAMED AT 2 ABOVE	4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) ANGLO IRISH BANK (NOMINEES) LIMITED A/C 359
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) IT DOES NOT	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary. BENEFICIAL HOLDINGS PURCHASED IN TRUST FOR DIRECTOR UNDER AN EMPLOYEE SHARE SCHEME.

7. Number of shares/amount of stock acquired 3,023	8. Percentage of issued class 0.0009 %	9. Number of shares/amount of stock disposed	10. Percentage of issued class
11. Class of security ORDINARY €0.32	12. Price per share € 4.20	13. Date of transaction 7 DECEMBER 2001	14. Date company informed 7 DECEMBER 2001

15. Total holding following this notification 752,069	16. Total percentage holding of issued class following this notification 0.25 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries RONAN MURPHY (01) 616 2506
25. Name and signature of authorised company official responsible for making this notification Date of notification 10 DECEMBER 2001 R. MURPHY SECRETARY	

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 262169

All relevant boxes should be completed in block capital letters.

1. Name of company ANGLO IRISH BANK CORPORATION PLC	2. Name of director PETER RICHARD KILLEN
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest DIRECTOR NAMED AT 2 ABOVE	4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) ANGLO IRISH BANK (NOMINEES) LIMITED A/C 359
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) IT DOES NOT	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary. BENEFICIAL HOLDINGS PURCHASED IN TRUST FOR DIRECTOR UNDER AN EMPLOYEE SHARE SCHEME.

7. Number of shares/amount of stock acquired 3,023	8. Percentage of issued class 0.0009 %	9. Number of shares/amount of stock disposed	10. Percentage of issued class
11. Class of security ORDINARY €0.32	12. Price per share € 4.20	13. Date of transaction 7 DECEMBER 2001	14. Date company informed 7 DECEMBER 2001

15. Total holding following this notification 1,180,258	16. Total percentage holding of issued class following this notification 0.39 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries RONAN MURPHY (01) 616 2506
25. Name and signature of authorised company official responsible for making this notification Date of notification 10 DECEMBER 2001 R. MURPHY SECRETARY	

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 262169

All relevant boxes should be completed in block capital letters.

1. Name of company ANGLO IRISH BANK CORPORATION PLC	2. Name of director SEAN PATRICK FITZPATRICK
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest DIRECTOR NAMED AT 2 ABOVE	4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) ANGLO IRISH BANK (NOMINEES) LIMITED A/C 359
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) IT DOES NOT	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary. BENEFICIAL HOLDINGS PURCHASED IN TRUST FOR DIRECTOR UNDER AN EMPLOYEE SHARE SCHEME.

7. Number of shares/amount of stock acquired 3,023	8. Percentage of issued class 0.0009 %	9. Number of shares/amount of stock disposed	10. Percentage of issued class
11. Class of security ORDINARY €0.32	12. Price per share € 4.20	13. Date of transaction 7 DECEMBER 2001	14. Date company informed 7 DECEMBER 2001

15. Total holding following this notification 3,541,153	16. Total percentage holding of issued class following this notification 1.16 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries RONAN MURPHY (01) 616 2506
25. Name and signature of authorised company official responsible for making this notification Date of notification 10 DECEMBER 2001 R. MURPHY SECRETARY	

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 262169

All relevant boxes should be completed in block capital letters.

1. Name of company ANGLO IRISH BANK CORPORATION PLC	2. Name of director TIARNAN O MAHONEY
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest DIRECTOR NAMED AT 2 ABOVE	4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) ANGLO IRISH BANK (NOMINEES) LIMITED A/C 359
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) IT DOES NOT	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary. BENEFICIAL HOLDINGS PURCHASED IN TRUST FOR DIRECTOR UNDER AN EMPLOYEE SHARE SCHEME.

7. Number of shares/amount of stock acquired 3,023	8. Percentage of issued class 0.0009 %	9. Number of shares/amount of stock disposed	10. Percentage of issued class
11. Class of security ORDINARY €0.32	12. Price per share € 4.20	13. Date of transaction 7 DECEMBER 2001	14. Date company informed 7 DECEMBER 2001

15. Total holding following this notification 158,952	16. Total percentage holding of issued class following this notification 0.05 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries RONAN MURPHY (01) 616 2506
25. Name and signature of authorised company official responsible for making this notification Date of notification 10 DECEMBER 2001 R. MURPHY SECRETARY	

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 262169

All relevant boxes should be completed in block capital letters.

1. Name of company ANGLO IRISH BANK CORPORATION PLC	2. Name of director WILLIAM ANTHONY MCATEER
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest DIRECTOR NAMED AT 2 ABOVE	4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) ANGLO IRISH BANK (NOMINEES) LIMITED A/C 359
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) IT DOES NOT	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary. BENEFICIAL HOLDINGS PURCHASED IN TRUST FOR DIRECTOR UNDER AN EMPLOYEE SHARE SCHEME.

7. Number of shares/amount of stock acquired 3,023	8. Percentage of issued class 0.0009 %	9. Number of shares/amount of stock disposed	10. Percentage of issued class
11. Class of security ORDINARY €0.32	12. Price per share € 4.20	13. Date of transaction 7 DECEMBER 2001	14. Date company informed 7 DECEMBER 2001

15. Total holding following this notification 663,000	16. Total percentage holding of issued class following this notification 0.22 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries RONAN MURPHY (01) 616 2506
25. Name and signature of authorised company official responsible for making this notification Date of notification 10 DECEMBER 2001 R. MURPHY SECRETARY	

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 262169

All relevant boxes should be completed in block capital letters.

1. Name of company ANGLO IRISH BANK CORPORATION PLC	2. Name of Secretary RONAN MURPHY
3. Please state whether notification indicates that it is in respect of holding of the Secretary named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest SECRETARY NAMED AT 2 ABOVE	4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) ANGLO IRISH BANK (NOMINEES) LIMITED A/C 359
5. Please state whether notification relates to a person(s) connected with the Secretary named in 2 above and identify the connected person(s) IT DOES NOT	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary. BENEFICIAL HOLDINGS PURCHASED IN TRUST FOR SECRETARY UNDER AN EMPLOYEE SHARE SCHEME.

7. Number of shares/amount of stock acquired 2,000	8. Percentage of issued class 0.0006 %	9. Number of shares/amount of stock disposed	10. Percentage of issued class
11. Class of security ORDINARY €0.32	12. Price per share € 4.20	13. Date of transaction 7 DECEMBER 2001	14. Date company informed 7 DECEMBER 2001

15. Total holding following this notification 32,367	16. Total percentage holding of issued class following this notification 0.01 %

If a Director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries RONAN MURPHY (01) 616 2506

25. Name and signature of authorised company official responsible for making this notification

Date of notification 10 DECEMBER 2001 R. MURPHY
SECRETARY

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

ANGLO IRISH BANK

ANGLO IRISH BANK CORPORATION PLC

SCRIP TERMS – FINAL DIVIDEND 2001

The terms for shareholders who elect to accept the proposed Scrip Dividend Offer in respect of the 2001 Final Dividend are that one new ordinary share will be credited as fully paid for every 76.474451 shares held where Dividend Withholding Tax ("DWT") applies and for every 61.179561 shares held where DWT does not apply.

The issue price will be €4.184682 per ordinary share to shareholders on the register at the close of business on 7 December, 2001 who held the required minimum number of shares.

12 December, 2001

This form should be lodged with the Revenue Commissioners,
Companies Capital Duty Section,
Capital Taxes Division,
Stamping Building,
Dublin Castle, Dublin 2,
who will forward it to the
Companies Registration Office.

Companies Registration Office

Companies Capital Duty

ICSA SOFTWARE
BLUEPRINT *Company Secretary*

Return of allotments

Companies Acts, 1963 to 1999

B5

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

The return must be delivered within one month after the allotment

Company Number: 22045

Company Name *in full*: ANGLO IRISH BANK CORPORATION PLC

Effective centre of management if outside the State:

Registered Office:
Stephen Court
18/21 St Stephen's Green
Dublin 2

Date of allotment(s) *notes one and two* made on 29th November 2001

or made from to

Note One
The period between the first and last dates should not exceed one month.

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allotees - These details not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Avril Callanan 11 Woodlands Park, Moycullen, Co Galway	Ordinary	2,500
Paula McClean 188 The George, Charlotte Quay, Dublin 4.	Ordinary	5,000
Andrew O'Neill Woodleigh, Castle Road, Butlerstown, Co Waterford	Ordinary	15,000

Presenter's Name
Ronan Murphy
Anglo Irish Bank Corporatio plc
Stephen Court
18/21 St Stephen's Green
Dublin 2

Address

Telephone number 01 616 2506

Reference rm/cj

Consideration for allotment(s) consists of (tick as appropriate)

Cash	✓	Non-Cash		Both Cash and Non-Cash	
Complete Section C		Complete Section D		Complete Section C and D	

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
22,500	Ordinary	0.32	IR£ 0.61	IR£ 13,725.00

Denomination ☐

Conversion Rate, if any ☐

Total value of consideration: IR£ 13,725.00

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share
0		0	0

Full details of consideration

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ☐

Conversion Rate, if any ☐

Total value of consideration *note three*: 0

Enter this amount in page 3 section E2

I hereby certify that the above particulars contained in this form are correct

☐ Director   Company Secretary ✓

Signature

Dated 21st December 2001

Name *Block letters please*

RONAN MURPHY

Company Number

22045

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on **29th November 2001**

notes one and two

or made from to

E — Values of assets contributed or to be contributed

1. Total from section C	13,725.00
+	
2. Total form section D	0
3. Total 1. + 2. above	13,725.00
4. Expenses *note four*	0
5. Total 3 + 4	13,725.00

F — Nominal values of shares

1. Amount / Denomination	0
2. Conversion Rate	0
3. Amount in IR£	0

Greater amount of boxes E5 or F3

13,725.00

Stamp Duty at £1 per £100 or part thereof	138.00
+	
Interest for 0 months *note five*	0
Total Due (CCD)	138.00
+ £10 Companies Office Registration Fee	
Total Due (CCD + Reg. Fee)	148.00

Note Four

Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details , including copies of invoices and receipts, must be submitted with th form

Note Five

Interest at the rate of 1.25% per month or part of a month is charged on duty not paid within 30 days of the date of the allotment. (round to nearest £1).

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration